Filed by Verizon Communications Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Vodafone Group Plc

Filer’s SEC File No.: 001-08606

Date: September 3, 2013

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This communication is deemed an advertisement for the purposes of the U.K. prospectus rules and is not a prospectus or a prospectus equivalent document. Any decision to subscribe for, purchase, otherwise acquire, sell or otherwise dispose of any Verizon Communications Inc. shares must be made only on the basis of the information contained in and incorporated by reference into the prospectus expected to be published by Verizon in connection with the proposed transaction. Copies of the prospectus will be available from Verizon’s registered offices and on Verizon’s website at www.verizon.com/investor.

CNBC Interview

September 3, 2013

David Faber: Thank you, Carl. $130 billion in stock and cash and the third largest acquisition of all time and will require the third largest bond offering on record. All of it enabling Verizon to take complete control of Verizon Wireless by buying out its long-time partner Vodafone. Lowell McAdam is the Chairman and CEO of Verizon and he joins us now for an exclusive. Mr. McAdam, glad you could join us and thanks for making the time to speak with us today.

Lowell: Good morning, David and good to see you.

Faber: And you too, Lowell. Certainly there were some of your shareholders who were anticipating a transaction of this type would have occurred this year – a lot of conversation out there. Much of that focused on a price that appeared to be lower than where you ended up. I’m curious for those who were expecting $100 billion or $105 billion and you end up at $130 billion, how do you explain the rationale for going to that seemingly very high level?

Lowell: Well, David, this is obviously not a surprise. It is something we have been working on since 2002, and if you look at how the business has grown over the years. This is arguably the most valuable wireless asset in the world. We have spent a lot of time triangulating between our shareholders and our partners and our own internal business plans, and we are very comfortable with where we have landed. If you look, where can you buy a business that has 100 million loyal customs, has 50% margins, has no integration risk and has a great field in front of it to grow the business even further? So we feel very good about where we have landed and it is going to create a lot of shareholder value as we go forward.

Faber. Yea, you have talked about that and the conference call with the analysts that I listened to that ended a little bit ago you also spoke about the great growth potential for the company. I’m curious, you’re going to have more debt on the balance sheet – you won’t be hobbled by any means – but nonetheless, it is going to be a larger amount of leverage, and you are dealing with a more competitive marketplace it would seem, Lowell. Softbank now controls Sprint and is willing to spend a lot of money, and T-Mo is back from the dead as well. Are you going to be in a position to able to be able to assure that kind of growth with stronger competitors and a higher debt load?

Lowell: Sure. We have been around this business for a while, and this is not our first rodeo. We looked at what we needed to invest from a spectrum perspective, and as you see from our announcement, we will be EPS accretive by about 10% right from day one after the close. So we are in a strong position financially, but more importantly David, we have the assets whether it be our cloud platform, our security platform, our machine-to-machine platform to really find the next gear. We talk about how there is always a higher gear around our business. We think there is a great opportunity and if anybody ought to be worried it should be T-Mobile and Sprint.

Faber: You mentioned a number of times and you were quotes as saying, not that there are synergies with the deal, but there are benefits in owning all of this company. I’m curious to what the benefits are and whether you can explain, because you have controlled Verizon wireless and run it for all of these years as you saw fit, so what is to be gained on an operational level from owning 100% as opposed to 55%?

Lowell: Well, it is pretty simple on the financial side. Just look since January of 2012 until now, we have paid $25.5 billion in dividends and 45% of those went to Vodafone. So I think the integration. We talk about a One Verizon philosophy inside our company, and that is being able to seamlessly use the assets that we have to provide what we call powerful answers to our customers. So being able to very agilely take those different assets that I talked about and create those solutions for customers, we will be able to move a lot more quickly. But look, Vodafone didn’t hinder us going forward. To me, it is a moment in time issue where we see the market going to 300% and 400% market penetration instead of the 100% that we sit at today with all of our assets in play, we think that we can lead the market there.

Jim Cramer: Lowell, Jim Cramer here. Good to see you

Lowell: hello, Jim. Good to see you, too.

Cramer: Thank you. One of the reasons why I have loved the Verizon stock for so long is your commitment to the dividend. Now you have a very high growth asset. Do you still need to provide that dividend and will you still if the board allows it raise the dividend regularly?

Lowell: I can’t predict the dividend, Jim. I have to be careful there. The priorities for us are that we need to have the highest quality networks to take care of our customers. We are going to pay down this debt in a reasonably short period of time to get that one notch downgrade and get it restored back up, and then the dividend is right up there in the top three priorities for us. I think that the board showed that in their action yesterday when we unanimously approved another increase in our dividends. So we hope to maintain a strong yield for our shareholders going forward and I expect we will.

Cramer: One of the things that Verizon did under Ivan Seidenberg that was pretty interesting was that they took areas that really weren’t growth areas and they sold them. Sold them to Frontier and some other players. Would you be able to get rid of some of the underperforming landline businesses to be able to increase the growth even further than it is now?

Lowell: Jim, that is a possibility. I am glad you brought up Ivan because there has been a lot of talk about getting this deal done, and this deal would not have gotten done without all of the work that Ivan has done over the last several years. I am very beholden to him for his contributions and his mentorship to me. If you talk about the opportunities here, now that we have this asset and One Verizon, I talk to the team about how we’re going to trim the limbs around the tree here and things that are not performing will not be part of our portfolio so we can invest in things that will drive the growth that we are excited to be able to tap here.

Faber: I am just curious though, Lowell, about your view of the marketplace because it seems to be a historic year again with Softbank having taking over Sprint with T-Mo and PCS getting together, and seemingly being a bit more energized. How can you still have the confidence that you are going to grow the 100 million subscriber level even more and maintain those margins given with what seems to be a lot more competition?

Lowell: Well, David, I point out there’s only one reason that Softbank bought Sprint. They see tremendous potential in this market. There is a reason why Deutsche Telekom is doing what they are doing to combine assets. They see potential in this market. I think the difference for us and why we are so bullish is no one has the assets that we have. If you believe in the converged solutions that over the top is going to be in play, that the machine-to-machine for health care and energy is going to be in play, you don’t want to be anywhere but the U.S. and you want to go big. That is what we are doing.

Faber: Okay. A quick question on the stock itself. It’s weak today and a lot of questions on the call and I heard them as well from your investors – concerns of what we call flowback. You are issuing an enormous amount of stock. To some institutions that can’t hold it when the deal closes, how are you going to combat the forced selling that will take place as a result of that, which could be at least $30 billion worth of your stock?

Lowell: Well, look, we knew from the very beginning when we talked about this whether it was merging the companies together or it was this exit of the partnership there would be flowback. Flowback, I think is going to be a temporary phenomena, but Fran and I are going to be on the road in the next three weeks meeting with the shareholders who don’t know the Verizon story. I think we will be able to mitigate some of that but my view is that it is going to be a temporary thing, David. Maybe 90 days, six months at the most. We will see a little transience there and then we will be back on our growth trajectory.

Faber: Curious about your views on consolidation. We have seen a lot of transactions. This one of course is most notable and the others that I have mentioned. Are we done and going to have four players in the wireless arena in the United States for many years to come?

Lowell: Well, that probably would be a good one to ask Tom Wheeler as he comes into his new job in the FCC, but I think that four players can coexist quite well here. I do see other consolidation that T-Mobile and Sprint may be doing, and –

Faber: You do see it as a possibility – Sprint and T-Mo, you think that could still happen?

Lowell: The big carriers, frankly, I would be a little bit surprised by that. You know, again, that is probably a Tom Wheeler question. I think T-Mobile could consolidate some small ones. I think Sprint could consolidate some small ones because it is really tough for the small regional carriers to coexist in this market.

Faber: Of course, you and AT&T. We had a big deal this morning and it wasn’t yours – Nokia and Microsoft. Do you think Microsoft can reenergize Nokia as the biggest buyer out there of Samsung and Apple products? Give me your opinion on the deal and whether can you tell me if there can be a viable alternative for third devices?

Lowell: To answer the third alternative, absolutely. There could be more than three. I would not completely write off Blackberry because they have the good assets here but I corresponded with Steve and Stephen about this. I think it’s a great move for them. Microsoft has great capabilities around software and when you look at all those converged services of all the video and mobile platforms and the office suite. They are in great position. Nokia has been very creative on the hardware side, and they know each other now after doing this joint venture. There is a good opportunity here. I’m glad they did it.

Cramer: Can can you change the equation here because they need customers over at Nokia and Microsoft. What happens if they said, we are going to pay you to sell us, and just turn everything upside down and they get in and that way they really have a real beachhead.

Lowell: Well, I am going to wait by the phone for that call, Jim. Well, some other models, if you look at, we have just gone to this share everything pricing so you can put the whole family on the one plan, and we have now various lease options for phones, so I think that the good thing about the competition that you are seeing now on both the handset side and the carrier side is that there are some unique things coming out here. You will expect to see some unique things from Verizon here in the next year.

Faber: Yes, and finally, Mr. McAdam, I would like to end with a broader question here. A lot of the U.S. citizens have been peppered with stories over the last month about the NSA and the work it does to monitor the traffic, much of which goes over your network. What can you tell your customers since they first learned about this spying, about the privacy that they can expect and what is your cooperation with the U.S. government?

Lowell: Well, I think David that all I can say is that we have to comply with the subpoenas as they come out that the government issues to us. We are very careful about customer information and we don’t release it to anybody or share it with anybody any other way than by subpoena. They just have to know that we are complying with the laws and that is what we are required to do.

Faber: Okay. A very big deal and an interesting road ahead. Lowell, we look forward to visiting with you along the way as well. Thanks for your time this morning.

FORWARD-LOOKING STATEMENTS

This communication contains statements about expected future events that are forward-looking and subject to risks and uncertainties. Forward-looking statements also include those preceded or followed by the words “anticipates,” “believes,” “estimates,” “hopes” or similar expressions. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. The following important factors could affect future results and could cause those results to differ materially from those expressed in the forward-looking statements: failure to obtain applicable regulatory or shareholder approvals in a timely manner or otherwise; failure to satisfy other closing conditions to the proposed transaction or events giving rise to termination the transaction agreement; adverse conditions in the U.S. and international economies; competition in our markets; material changes in available technology or technology substitution; disruption of our key suppliers’ provisioning of products or services; changes in the regulatory environments in which we operate, including any increase in restrictions on our ability to operate our networks; breaches of network or information technology security, natural disasters, terrorist attacks or significant litigation and any resulting financial impact not covered by insurance; significantly increased levels of indebtedness as a result of the proposed transaction; an adverse change in the ratings afforded our debt securities by nationally accredited ratings organizations or adverse conditions in the credit markets affecting the cost, including interest rates, and/or availability of financing; changes in our accounting assumptions that regulatory agencies, including the SEC, may require or that result from changes in the accounting rules or their application, which could affect earnings; material adverse changes in labor matters, including labor negotiations, and any resulting financial and/or operational impact; significant increases in benefit plan costs or lower investment returns on plan assets; and the inability to implement our business strategies. The foregoing list of factors is not exhaustive and there can be no assurance that the proposed transaction will in fact be consummated. You should carefully consider the foregoing factors and the other risks and uncertainties that affect the parties’ businesses, including those described in Verizon’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other documents filed from time to time with the Securities and Exchange Commission (the “SEC”) and those described in Vodafone’s Annual Reports, Reports of Foreign Private Issuer and other documents filed from time to time with the SEC. Except as required under applicable law, the parties do not assume any obligation to update these forward-looking statements.

NO OFFER OR SOLICITATION

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval nor shall there be any offer or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or pursuant to an exemption from the registration requirements thereof.

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

Verizon Communications Inc. will file with the SEC a registration statement on Form S-4 containing a prospectus with respect to the Verizon securities to be offered in the proposed transaction (the “prospectus”) and a proxy statement (the “proxy statement”) with respect to the special meeting of the Verizon shareholders in connection with the proposed transaction. VODAFONE SHAREHOLDERS ARE URGED TO READ CAREFULLY THE PROSPECTUS AND VERIZON SHAREHOLDERS ARE URGED TO READ CAREFULLY THE PROXY STATEMENT, EACH TOGETHER WITH OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and shareholders will be able to obtain free copies of the prospectus, the proxy statement and other documents filed with the SEC by the parties through the website maintained by the SEC at www.sec.gov. In addition, investors and shareholders will be able to obtain free copies of the prospectus, the proxy statement and other documents filed with the SEC by Verizon by contacting Verizon’s Assistant Corporate Secretary, Verizon Communications Inc., 140 West Street, 29th Floor, New York, New York 10007. These materials are also available on Verizon’s website, at www.verizon.com/investor.

PARTICIPANTS IN THE SOLICITATION

Verizon, Vodafone and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Verizon in respect of the proposed transactions contemplated by proxy statement. Information regarding the persons who are, under the rules of the SEC, participants in the solicitation of the shareholders of Verizon in connection with the proposed transactions, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement when it is filed with the SEC. Information regarding Verizon’s directors and executive officers is contained in Verizon’s Annual Report on Form 10-K for the year ended December 31, 2012 and its Proxy Statement on Schedule 14A, dated March 18, 2013, which are filed with the SEC. Information regarding Vodafone’s directors and executive officers is contained in Vodafone’s Annual Report on Form 20-F for the year ended December 31, 2012, which is filed with the SEC.